Mail Stop 4561

April 24, 2007

Julia Gouw
Executive Vice President and
Chief Financial Officer
East West Bancorp, Inc.
135 North Los Robles Ave.
Pasadena, California 91101

      Re: **East West Bancorp, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             File No. 000-24939

Dear Mrs. Gouw:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

East West Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis
Table 12: Nonperforming Loans, page 56

1.   We note your recorded investment in impaired loans totaled $123.8 million at
December 31, 2007. We also note your non-accrual loans totaled $63.8 million
on the same date. In your disclosure, you state that once loans have been
classified as impaired, there is generally no interest recognition on these loans.
Therefore, we would expect your non-accrual loans and impaired loans to be
similar in their amounts. Please tell us the reason(s) for the difference.

2.   We note your disclosure that all non-accrual loans and all other loans graded
substandard or doubtful with an outstanding balance of $2.0 million or greater are
individually evaluated to determine the potential level of impairment and to
establish a specific reserve if necessary. We also note you did not include similar
disclosure in your December 31, 2006 Form 10-K. Please provide us with the
following additional information concerning your impairment evaluation process:

- tell us if you changed your methodology for individually evaluating impaired
  loans during 2007 and describe the reason(s) for the change, if applicable;
- tell us how you determined the $2.0 million threshold described above;
- clarify whether and how loans that fall below the threshold are evaluated for
  impairment;
- tell us the accounting literature you relied upon in concluding your policy of
  only evaluating impairment above a certain threshold was appropriate; and
- tell us the number and aggregate amount of loans by loan category (included
  in your $123.8 million recorded investment in impaired loans at December 31,
  2007), that were not individually evaluated for impairment because they did
  not meet the threshold.

Notes to Consolidated Financial Statements
Note 18 – Commitments and Contingencies

Guarantees, page 115

3.   We note you sell and securitize loans with recourse. Please address the following
so that we may better understand your accounting treatment:

- Tell us the amount of gains/losses on the sale of loans for each period
  provided, and if material disaggregate such amounts on your statements of
  cash flows in future filings;

2

- Tell us, and clarify in future filings, within which line item on your statements of income your gains/losses on sale of loans are classified; and
- Explain how your loans sold with recourse qualify for sale accounting under SFAS 140, see paragraph 9.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3872 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Hugh West
Branch Chief